L-3 COMMUNICATIONS HOLDINGS, INC.

L-3 COMMUNICATIONS CORPORATION

600 THIRD AVENUE

NEW YORK, NY 10016

September 10, 2014

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	L-3 Communications Holdings, Inc.

L-3 Communications Corporation

Form 10-K for the Year Ended December 31, 2013

Filed February 25, 2014

Form 8-K filed July 31, 2014

Response dated July 30, 2014

File No. 001-14141

File No. 333-46983

Dear Mr. Spirgel:

We are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 13, 2014, relating to the above-referenced documents.

For your convenience, the text of the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.

Form 10-K for the Year Ended December 31, 2013

1.	On page 40 of your Form 10-K, you reported “aggregate net changes in contract estimates which increased operating income by $106 million, or 8%, for the year ended December 31, 2013, $78 million, or 6%, for the year ended December 31, 2012, and $73 million, or 5%, for the year ended December 31, 2011.” Tell us the nature and timing of such adjustments (disaggregating favorable and unfavorable adjustments), the segments in which they occurred, and how the timing or the amounts of such adjustments have been affected as a result of your recent internal review.

L-3 Communications Holdings, Inc. (the “Company”) advises the Staff that in accordance with Accounting Standards Codification 605-35-05, Revenue Recognition Construction-Type and Production-Type Contracts, the aggregate net change in contract estimates relates to the impact of revisions in profit or loss estimates on a cumulative catch-up basis in the period in which the revision is made. Adjustments to estimated contract revenues, costs at completion and profit or loss are often required as work progresses under a contract, as experience is gained and more information is obtained, even though the scope of work under the contract may not change, or if contract modifications occur. The Company’s quarterly update of contract estimates at completion (“EAC”) includes, as the case may be, updates of: (1) incurred-to-date or estimate to complete direct contract costs such as material, subcontract, labor and indirect costs; (2) required tasks, schedules, identified risks and opportunities; (3) changes to estimated contract value; and (4) progress towards completion. The risks and opportunities include the Company’s assessed risk in achieving the cost estimates, schedule and other performance targets assumed in the EAC, or potential liabilities associated with asserted or unasserted claims. Based on this analysis, any quarterly adjustments to net sales or cost of sales and any related impact to operating income are recognized in the period that these adjustments become known. These adjustments may result from favorable or unfavorable contract performance compared to the estimate.

In 2013, the Company had approximately 4,800 individual units of accounting (i.e., separately accounted for contracts or revenue arrangements) with sales of $3,258 million that resulted in favorable adjustments of approximately $342 million, and approximately 4,500 individual units of accounting with sales of $2,202 million that resulted in unfavorable adjustments of approximately $236 million. In 2012, the Company had approximately 4,100 individual units of accounting with sales of $3,383 million that resulted in favorable adjustments of approximately $340 million, and approximately 4,300 individual units of accounting with sales of $2,595 million that resulted in unfavorable adjustments of approximately $262 million. In 2011, the Company had approximately 3,900 individual units of accounting with sales of $3,693 million that resulted in favorable adjustments of approximately $389 million, and approximately 3,500 individual units of accounting with sales of $2,048 million that resulted in unfavorable adjustments of approximately $316 million.

The table below presents the favorable, unfavorable and net amount of change in contract estimates, and the percentage impact of the net change in operating income for each reportable segment for 2013, 2012 and 2011.

Segment	2013				2012
($ in millions)	Favorable	(Unfavorable)	Net	% of Operating Income	Favorable	(Unfavorable)	Net	% of Operating Income
Aerospace Systems	$112	$(26)	$86	18%	$79	$(31)	$48	10%
Electronic Systems	158	(118)	40	8%	183	(146)	37	7%
Communication Systems	62	(91)	(29)	(18)%	71	(82)	(11)	(5)%
National Security Solutions	10	(1)	9	10%	7	(3)	4	5%

Consolidated	$342	$(236)	$106	8%	$340	$(262)	$78	6%

Segment	2011
($ in millions)	Favorable	(Unfavorable)	Net	% of Operating Income
Aerospace Systems	$88	$(69)	$19	4%
Electronic Systems	193	(155)	38	6%
Communication Systems	101	(88)	13	5%
National Security Solutions	7	(4)	3	3%

Consolidated	$389	$(316)	$73	5%

The Company supplementally advises the Staff that in 2013, the largest change in contract estimate, favorable or unfavorable, represented an unfavorable change of 1.4% of operating income, or $17.8 million related to higher design and production costs for networked communications systems recorded in the first quarter of 2013 within the Communications Systems segment. In 2012, the largest change in contract estimate, favorable or unfavorable, represented a favorable change of 0.6% of operating income, or $8.4 million due to improved production yields for night vision products within the Electronic Systems segment. In 2011, the largest change in contract estimate, favorable or unfavorable, represented an unfavorable change of 1.9% of operating income, or $27.3 million due to higher costs and reduced aircraft order quantities for the Joint Cargo Aircraft within the Aerospace Systems segment.

While the Company’s internal review of the Aerospace Systems segment is ongoing and the Company’s determinations are subject to change based on the completion of that review, the Company advises the Staff that, as of this date, the timing and amounts of changes in contract estimates in the table above have not been affected by the ongoing internal review. As discussed in our response to Question #3 below, the Company does not account for such Department of Defense (“DoD”) fixed-price logistics and maintenance support contract in accordance with Accounting Standards Codification 605-35-05, Revenue Recognition Construction-Type and Production-Type Contracts. Therefore, the internal review adjustments relating to this contract will not impact previously reported historical changes in contract estimates. Instead, the adjustments from the internal review of the Aerospace Systems segment related to such DoD fixed-price logistics and maintenance support contract will be charged directly to cost of sales in the income statement.

Form 8-K filed July 31, 2014

2.	Refer to Tables F and G, footnotes (a), (b) and (c). Please explain to us, in detail, the facts and circumstances concerning the “immaterial out of period amounts included in the Company’s previously issued financial statements.” Also, please expand your disclosure in future filings to clearly explain the nature of these adjustments, specifically addressing the following in your disclosure and response to us.

•	Clarify what you mean in your statement that these immaterial out of period amounts were included in the Company’s previously issued financial statements.

•	Tell us the nature of the out-of-period adjustments, the reasons for the change in the timing of these adjustments, the prior periods from which these adjustments were drawn, and how those prior periods will be impacted.

•	Since these amounts are considered immaterial, explain why you are recording them now.

•	Tell us if you are aware of any other immaterial errors that are not being corrected.

•	Tell us why you are not treating these adjustments as changes in estimates.

As disclosed in its prior filings, the Company is conducting an internal review related to instances of misconduct and accounting errors at its Aerospace Systems segment. While the amounts are subject to change based on the completion of the internal review, the Company currently expects to incur an aggregate pre-tax charge of approximately $100 million against operating income, including $82 million of charges that relate to previously issued financial statements. In accordance with Staff Accounting Bulletins (“SAB”) No. 99 and No. 108, the Company performed a preliminary analysis to determine if these amounts were material to previously issued financial statements. Based on this analysis, the Company currently believes that its previously issued financial statements are not materially misstated on either a quantitative or qualitative basis. However, the Company believes that correcting these aggregate errors in the financial statements in the quarterly report on Form 10-Q for the second quarter of 2014 would cause a material misstatement to its estimated income for the fiscal year ending December 31, 2014. Accordingly, the Company currently expects to correct these errors by revising its previously issued financial statements.

The Company advises the Staff that it expects to also revise, on a voluntary basis, its previously issued financial statements to correct for immaterial errors already recognized but not recorded in the appropriate periods. These immaterial out-of-period amounts were not discovered as part of the ongoing internal review discussed above but rather represent previously identified errors “resulting from mathematical mistakes, mistakes in application of generally accepted accounting principles, or oversight or misuse of facts that existed at the time the financial statements were prepared,” as defined in Accounting Standards Codification 250-10-20, Accounting Changes and Error Corrections. The Company is not, therefore, treating these amounts as changes in estimates. As disclosed in the table below, these errors consist of: (1) increases in development and material costs related to networked communications systems that were recorded in the first quarter of 2013, but should have been recorded in the fourth quarter of 2012; (2) a sub-contractor subscription deposit that was recorded in the fourth quarter of 2012, but should have been amortized to income during 2013; (3) costs accrued in the fourth quarter of 2012 for goods or services received in the first quarter of 2013; (4) several unrecorded liabilities that were recorded in the first quarter of 2013, but should have been recorded in the fourth quarter of 2012; and (5) accrued vacation that was recorded in the fourth quarter of 2013, but should have been recorded in the fourth quarter of 2012 and the first, second and third quarters of 2013. In each such case, and on an aggregate basis, in accordance with SAB No. 99, the Company concluded that these errors were not material, quantitatively or qualitatively, to the financial statements in the period recorded or to the relevant prior periods. Accordingly, the Company recorded these errors in its financial statements in the period that the error was identified.

With respect to each of these immaterial out-of-period amounts included in the Company’s previously issued financial statements, the table below presents the: (1) nature of the adjustments, (2) applicable segment, (3) amount of increase (or decrease) to operating income in corrected period, (4) period recorded, (5) correct period, and (6) annual impact to corrected period.

					Annual Impact to Corrected Period (1)
Nature of Adjustment	Applicable Segment	Increase/ (decrease) to operating income in the corrected period	Period Recorded	Correct Period	Consolidated Pre-tax Income	Segment Operating Income
	($ in millions)
Higher development and material costs for networked communications systems	Communication Systems	$(9.9)	1Q 2013	4Q 2012	(0.85)%	(2.72)%

Sub-contractor subscription deposit	Aerospace Systems	2.4	4Q 2012	1Q, 2Q, 3Q & Q4 2013	0.22%	1.06%

Costs accruals for goods/services received	Aerospace Systems	0.4	4Q 2012	1Q 2013	0.03%	0.17%

Unrecorded liabilities	Aerospace Systems	0.1	1Q 2013	4Q 2012	0.01%	0.04%

Accrued vacation	Aerospace Systems	(1.4)	4Q 2013	4Q 2012, 1Q, 2Q & 3Q 2013	(0.13)%	(0.62)%

(1)	As previously disclosed, the Company reorganized its segments during the first quarter of 2014. The Annual Impact to Corrected Periods represents the aggregate annual percentage impact by which the error misstated the reportable segments as they existed at the time the amounts were recorded in the Company’s financial statements. The aggregate annual impact to the corrected periods of these immaterial out-of-period amounts to segment operating income for the re-aligned reportable segment resulted in an unfavorable impact of 4.25% for Communication Systems compared to an unfavorable impact of 2.72% in the table above and a favorable impact of 0.32% for Aerospace Systems compared to a favorable impact of 0.65% in the table above.

The Company advises the Staff that it will expand its disclosure in future filings to clearly explain the nature of these adjustments in a manner substantially similar to the prior two paragraphs.

The Company supplementally advises the Staff that, unrelated to the ongoing internal review of the Aerospace Systems segment, the Company is currently evaluating the accounting treatment related to a sales-type lease transaction with the U.S. Army for rotary wing flight simulator systems in its Electronic Systems segment. The contract period of performance began in 2004 and ends in 2023. Based on the preliminary results of this evaluation, the Company currently expects to adjust previously issued financial statements to: (1) increase interest income accretion on the net investment in sales-type lease by an estimated aggregate amount of approximately $21 million for periods beginning in 2004 through the second quarter of 2014, and (2) decrease sales by an estimated aggregate amount of $14 million and related cost of sales by an estimated aggregate amount of $9 million for 2013 and the first half of 2014. The aggregate net impact to pre-tax income is currently estimated to increase by $16 million. The Company does not believe these errors are material to its current or previously issued financial statements.

The Company also advises the Staff that it is not aware of any immaterial errors that are not being corrected.

3.	It is unclear if the DOD contract in the Aerospace Systems segment is a loss contract. Tell us if and when that determination has been made.

The Company advises the Staff that the DoD fixed-price maintenance and logistics support contract in the Aerospace Systems segment was determined to be in a loss position during the second quarter of 2014 as a result of the ongoing internal review discussed in our response to Question #2 above. Through the first quarter of 2014, the Company had recorded cumulative sales of approximately $529 million and total costs of $525 million on this contract. The Company also advises the Staff that this revenue arrangement with the DoD is a fixed-price logistics and maintenance support contract accounted for in accordance with accounting standards for revenue arrangements with commercial customers under Accounting Standards Codification 650-10-S99 (formerly SAB No. 104), Revenue Recognition, because it does not meet the criteria under Accounting Standards Codification 605-35, Revenue Recognition, Construction-Type and Production-Type Contracts. Accordingly, the Company recognizes costs to fulfill its obligations under the contract to cost of sales as costs are incurred and, as a result, losses are recognized on an as incurred basis. The Company believes that it is not appropriate to recognize liabilities for expected future losses on fixed-price logistics and maintenance support type contracts accounted for in accordance with SAB No. 104 prior to those losses being incurred because current authoritative literature does not specifically allow for such accounting treatment.

The Company also advises the Staff that with respect to this DoD fixed-price maintenance and logistics support contract, the Company has recorded cumulative sales of approximately $539 million and total costs of approximately $605 million to date as of the second quarter of 2014. As previously disclosed in the Company’s Form 12b-25 filed on August 7, 2014, the cumulative total costs incurred to date on this contract include $64 million of pre-tax charges determined as part of the ongoing internal review related to amounts that were inappropriately deferred to contracts-in-process (unbilled receivables and inventory). The Company expects to continue to incur total costs in excess of sales on this contract of approximately $10 million from June 28, 2014 to January 31, 2015 when the contract period of performance ends, and has included the expected losses for 2014 in the Company’s preliminary financial guidance update presented as part of its preliminary second quarter 2014 results.

*    *    *

In connection with this comment response letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding this letter, please contact me at (212) 805-5261 or Ralph.D’Ambrosio@L-3com.com.

Sincerely,

/s/ Ralph G. D’Ambrosio
Ralph G. D’Ambrosio
Senior Vice President and Chief Financial Officer